Exhibit (a)(37)

Cash account trust

Written Appointment of Trustee

Pursuant to Article IV, Section 1(f) of the Declaration of Trust, the undersigned, being at least a majority of the members of the Board of Trustees of Cash Account Trust (the “Fund”), a Massachusetts business trust, hereby appoint Mary S. Daugherty as a Trustee of the Fund effective August 15, 2023.

/s/John W. Ballantine John W. Ballantine	/s/Dawn-Marie Driscoll Dawn-Marie Driscoll
/s/Keith R. Fox Keith R. Fox	/s/Richard J. Herring Richard J. Herring
/s/Chad D. Perry Chad D. Perry	/s/Rebecca W. Rimel Rebecca W. Rimel
/s/Catherine Schrand Catherine Schrand	/s/William N. Searcy, Jr. William N. Searcy, Jr.

Dated: August 15, 2023